Exhibit 99.1

Mereo BioPharma Group plc Announces Proposed Public Offering of American Depositary Shares

London and Redwood City, Calif., February 9, 2021 –Mereo BioPharma Group plc (NASDAQ: MREO) (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on oncology and rare diseases, today announced that it intends to offer and sell American Depositary Shares (“ADSs”) in an underwritten public offering. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. Mereo also expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the ADSs offered in the public offering, on the same terms and conditions. All of the ADSs in the offering are to be sold by Mereo, with net proceeds to be used to fund ongoing clinical development of product candidates and for working capital and other general corporate purposes.

SVB Leerink is acting as sole book-running manager for the offering. BTIG and Needham & Company are acting as the co-lead managers for the offering.

A shelf registration statement on Form F-3 relating to the public offering of the ADSs described above was declared effective by the Securities and Exchange Commission (“SEC”) on October 21, 2020. The offering is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement and accompanying prospectus relating to and describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. When available, copies of the preliminary prospectus supplement and accompanying prospectus relating to these securities may also be obtained by sending a request to: SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, by telephone at 1-800-808-7525, ext. 6105, or by email at syndicate@svbleerink.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. The Company has developed a portfolio of six clinical stage product candidates. Mereo’s lead oncology product candidate, etigilimab (Anti-TIGIT) has recently advanced into an open label Phase 1b/2 basket study evaluating Anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and a number of gynecological carcinomas including cervical and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The Company has two rare disease product candidates: alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD), which is being investigated in an ongoing Phase 2 proof-of-concept study in the U.S. and Europe, for which the Company expects to report top line data in the second half of 2021, and setrusumab for the treatment of osteogenesis imperfecta (OI). In September 2020, the FDA granted Rare Pediatric Disease designation to setrusumab for the treatment of OI. Following the completion of the Company’s Phase 2b ASTEROID study, the Company met with both the FDA and the European Medicines Agency (EMA) to discuss the principles of a design of a single Phase 2/3 registrational pediatric study in OI. In December 2020, the Company signed a license and collaboration agreement for setrusumab in OI with Ultragenyx Pharmaceutical Inc.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its latest Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the SEC should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer Christine Fox, Chief Financial Officer

Burns McClellan (US Investor Relations Adviser to Mereo)
Lee Roth

Investors	investors@mereobiopharma.com